June 24, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:         Firsthand Technology Value Fund, Inc.
File No. 814-00830

Ladies and Gentlemen:

On behalf of the Technology Value Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided on May 7, 2025, by Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report on Form 10-K for its fiscal year ended December 31, 2024 (the “Annual Report”). The Registrant acknowledges the Staff’s standard disclaimer that the Registrant’s disclosure remains its own responsibility notwithstanding comments by the Staff.

The Registrant’s responses to the comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter.

1.         Comment: The reconciliation of changes in unrealized appreciation and depreciation for investments held at period end should be shown by class, not in the aggregate. Please see Accounting Standards Codification (ASC) paragraph 820-10-50-1(b).

Response: Comment accepted. The Registrant’s next annual report will further break-out this information by class rather than present it in the aggregate.

2.         Comment: Please separately disclose the effect of exchange rates on cash in the report on the reconciliation in the changes to total cash, as part of the Statement of Cash Flows. Please see Accounting Standards Codification (ASC) paragraph 830-230-45-1.

Response: Comment accepted. The Registrant will include expanded disclosure going forward that separately discloses the effect of exchange rates, if any, on cash reconciliation.

3.         Comment: The Staff notes that the adviser has waived or reimbursed expenses in excess of the total expenses for the most recent fiscal year, which has produced a negative expense figure. The Staff reminds the Registrant that reimbursements should be based on the facts that gave rise to the reimbursement. Please explain why the accounting treatment is appropriate and provide supporting accounting authority or guidance.

Response: Comment accepted.

The Registrant has been accruing management fees based on the investment management agreement it entered into with Firsthand Capital Management, Inc. (“FCM”). The base management fee is calculated at an annual rate of 2.00% of the Registrant’s gross assets. Accordingly, the Registrant recorded an expense and a liability (payable to FCM) for the fee that was calculated. That treatment matches with revenue and expense figures, and was reflected in the net asset value.

In March 2024 the Registrant and FCM entered into an agreement to waive certain fees FCM was otherwise entitled to receive under that investment management agreement. The portion of the accrued base management fee that FCM agreed to waive was $3 million. This amount was recorded by the Registrant in 2024 as a reduction of the liability for the accrued management fees and a waiver and shown on the Consolidated Statements of Operations, because the agreement was dated March 2024. The fees that were waived relate to years prior to 2024 (rather than the current year), thereby creating a negative expense figure.

4.         Comment: Some of the XBRL tagging is missing or otherwise not correct, such as information about net assets and GAAP stockholders’ equity. Please review and correct that tagging, as needed.

Response: Comment accepted. The Registrant will review and correct that tagging going forward.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

David A. Hearth

for PAUL HASTINGS LLP

cc: Firsthand Capital Management, Inc.